EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$34,536
Fixed charges:
Interest expense	8,462
One-third of rents, net of income from subleases (a)	540
Total fixed charges	9,002
Add: Equity in undistributed income of affiliates	362
Income before income tax expense and fixed charges, excluding capitalized interest	$43,900
Fixed charges, as above	$9,002
Ratio of earnings to fixed charges	4.88
Including interest on deposits
Fixed charges, as above	$9,002
Add: Interest on deposits	1,356
Total fixed charges and interest on deposits	$10,358
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$43,900
Add: Interest on deposits	1,356
Total income before income tax expense, fixed charges and interest on deposits	$45,256
Ratio of earnings to fixed charges	4.37

(a)	The proportion deemed representative of the interest factor.